UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 1-4717

(Check One):	☐Form 10-K	☐Form 20-F	☐Form 11-K	☒Form 10-Q	☐Form N-SAR	☐Form N-CSR

For Period Ended: June 30, 2005B

☐ Transition Report on Form 10-K and Form 10-KSB
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q and Form 10-QSB
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that
the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Kansas City Southern

Full Name of Registrant

Kansas City Southern Industries, Inc.

Former Name if Applicable

427 West 12th Street

Address of Principal Executive Office (Street and Number)

Kansas City, Missouri 64105

City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The registrant has experienced delays in completing its financial statements for the quarter ended June 30, 2005 as a result of delays in the receipt of financial information from an consolidated affiliated company, which financial information is necessary to complete the registrant’s financial statements. As a result, the registrant is unable to file its Form 10-Q for the quarter ended June 30, 2005 by the prescribed due date. The registrant anticipates that the Form 10-Q will be completed and filed on or before the fifth calendar day following the prescribed due date for the Form 10-Q.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James S. Brook	(816)	(983-1371)
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net income for the quarter ended June 30, 2005, decreased $32.8 million compared to the quarter ended June 30, 2004. A decrease of $24.8 million in operating income, and a decrease of $27.0 million in other non operating income and expense items was partially offset by a decrease of $1.8 million in the provision for income taxes as well as the allocation of $17.2 million of the net loss to the minority interest.

For the year to date ended June 30, 2005, net income decreased $28.1 million compared to the year to date ended June 30, 2004. A decrease of $17.4 million in operating income, a decrease of $260.0 million in order non operating income and expense items as well as a $1.9 million in the income tax provisions was partially offset by the allocation of $17.2 million of the net loss before minority interest to the minority interest.

KCS consolidated net income available to common shareholders was ($25.8) million, or ($0.32) per diluted share in the quarter ended June 30, 2005 compared with $7.0 million, or $0.11 per diluted share in the quarter ended June 30, 2004. For the year to date ended June 30, 2005, consolidated net income available to common shareholders was ($19.9) million, or ($0.27) per diluted share compared with $8.2 million, or $0.13 per diluted share in the year to date ended June 30, 2004. The decreases in KCS earnings for the three and six months ended June 30, 2005 were primarily related to costs and charges associated with the acquisition on April 1, 2005, of Grupo TFM.

Additional information is set forth in the registrant’s press release, which was furnished to the Commission on Form 8-K dated August 3, 2005.

Kansas City Southern

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 10, 2005	By /s/ James S. Brook James S. Brook, Vice President and Comptroller

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).